
02007414

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21009


MAR 0 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CitiStreet Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Tower Center
(No. and Street)

East Brunswick	New Jersey	08816
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Feinberg (732) 514-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Paul S. Feinberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CitiStreet Equities LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul S. Feinberg
Signature

Executive Vice President
Title

Theresa G. LaPlaca
THERESA GUIDO LAPLACA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 4, 2003
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITISTREET EQUITIES LLC

Table of Contents



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Member
CitiStreet Equities LLC:

We have audited the accompanying statements of financial condition of CitiStreet Equities LLC as of December 31, 2001 and 2000, and the related statements of operations, changes member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for each of the years in the two-year period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CitiStreet Equities LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the two-year period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Appendix I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2002



CITISTREET EQUITIES LLC

Statements of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
Cash and cash equivalents	$	765,000	765,000
Due from affiliate		2,435,113	684,206
Secured demand note receivable		300,000	300,000
Total assets	$	3,500,113	1,749,206
Liabilities and Partners' Capital			
Liabilities:			
Commissions payable	$	187,768	133,824
Note payable under a subordinated demand note collateral agreement		300,000	300,000
Total liabilities		487,768	433,824
Member's capital		3,012,345	1,315,382
Total liabilities and member's capital	$	3,500,113	1,749,206

See accompanying notes to financial statements.

CITISTREET EQUITIES LLC

Statements of Operations

For the years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Commission income:			
First year	$	31,967,289	36,383,076
Renewals		14,592,041	13,368,264
Other income		44,969	56,407
Total revenues		46,604,299	49,807,747
Expenses:			
Commission expense		8,245,526	11,985,832
Management fee		36,647,427	37,086,265
Other expenses		14,383	61,290
Total expenses		44,907,336	49,133,387
Net income	$	1,696,963	674,360

See accompanying notes to financial statements.

CITISTREET EQUITIES LLC

Statements of Changes in Partners' Capital

For the years ended December 31, 2000 and 2001

Member's Capital as of December 31, 1999	$	641,022
Net income		674,360
Member's Capital as of December 31, 2000		1,315,382
Net income		1,696,963
Member's Capital as of December 31, 2001	$	3,012,345

See accompanying notes to financial statements.

CITISTREET EQUITIES LLC

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors

For the years ended December 31, 2001 and 2000

**There were no changes in Liabilities
Subordinated to Claims of General Creditors during 2001.**

See accompanying notes to financial statements.

CITISTREET EQUITIES LLC

Statements of Cash Flows

For the years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	1,696,963	674,360
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in due from affiliate		(1,750,907)	(644,959)
Change in commissions payable		53,944	133,824
Change in payables		—	(163,225)
Total adjustments		(1,696,963)	(674,360)
Net cash provided by operating activities		—	—
Cash and cash equivalents at beginning of year		765,000	765,000
Cash and cash equivalents at end of year	$	765,000	765,000
Supplemental disclosures of cash flow information:			
Income taxes paid	$	14,383	61,290

See accompanying notes to financial statements.

CITISTREET EQUITIES LLC

Notes to Financial Statements

December 31, 2001 and 2000

(1) Organization and Nature of Business

CitiStreet Equities LLC, (the Company), a New Jersey limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a down-stream affiliate of CitiStreet Associates LLC (Associates), which in turn is an indirect down-stream affiliate of CitiStreet LLC (CitiStreet). CitiStreet, a Delaware limited liability company, was formed on April 1, 2000 as a joint venture between State Street Bank & Trust Company (State Street), a Massachusetts trust company, and Keeper Holdings LLC (Citi), a Delaware limited liability company. CitiStreet, through its subsidiaries, provides record keeping and administrative services, investment advisory, insurance agency, mortgage brokerage, broker-dealer services, and outsourcing for defined benefit and defined contribution retirement plans and health and welfare plans in the United States of America and globally, in all cases for businesses, not-for-profit entities and government entities. In addition, sales and marketing activities are performed for those services and functions.

The Company offers and sells variable annuity contracts to participants in tax-deferred annuity programs through facilities of Associates.

(2) Basis of Presentation

As of April 1, 2000, the Company's former parent contributed its equity to the joint venture, which for financial statement purposes has been recorded at historical cost as if it were a pooling of interests. Accordingly, the equity accounts of the Company have not been restated as of that date, reflecting the predecessor Company's equity, restated as member's capital.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Summary of Significant Accounting Policies

(a) Recognition of Revenues and Commission Expenses

The Company recognizes first-year commission revenue and related commission expenses upon the satisfactory completion of applications for the purchase of variable annuity contracts. The Company provides for the effect of potential cancellations of contracts by participants. Renewal commission revenues and related commission expenses are recognized when the renewal commissions are received.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of funds in a money market account and a certificate of deposit with original maturity of ninety days or less when purchased.

(4) Transactions with Affiliates

The Company has an agreement with Associates under which Associates provides the Company with management, marketing and administrative facilities and services including the use of Associates sales

(Continued)

personnel. As part of this agreement, Associates acts as the Company's paying agent for payment of the Company's expenses and earned commissions that have become payable to Associates' sales personnel. Fees for these services are based on the Company's share of the combined revenues of Associates and the Company applied to those allocable expenses incurred by Associates. These expenses primarily include commission expense, rent, and corporate functions. Total fees paid to Associates were $44,892,953 for 2001 and $49,072,097 for 2000.

In addition, the Company sells without recourse, assigns and transfers to Associates on an ongoing basis interest in all of its accounts receivable. These sales assignments and transfers occur at the Company's book value. These accounts receivable were $150,443 at December 31, 2001 and $53,946 at December 31, 2000.

The Company has entered into selling arrangements with The Travelers Insurance Company to represent them, on a nonexclusive basis, in the solicitation of applications for the purchase by eligible persons of variable retirement annuity contracts and other equity financial service products. Commissions earned from the offering of these products were $38,961,222 in 2001 and $41,668,410 in 2000. Included in these amounts are additional commissions which the Company, along with Associates, negotiated with The Travelers Insurance Company. In 2000 and 2001, additional commissions of $4,170,864 and $5,056,651 were recorded by the Company, respectively.

(5) Concentrations of Credit Risk

At December 31, 2001 and 2000 the Company had the following financial instruments representing concentrations of credit risk:

	2001	2000
Certificates of deposit at PNC Bank	$ 15,000	15,000
Investment in Provident Institutional Fund	750,000	750,000
Travelers secured demand note collateral agreement	300,000	300,000
Total concentration of credit risk	$ 1,065,000	1,065,000

(6) Fair Value of Financial Instruments

The certificate of deposit, demand note, commissions receivable and note payable under a subordinated demand note collateral agreement are all financial instruments held by the Company for which the carrying value approximates fair value.

(7) Income Taxes

For federal income tax purposes, the Company is deemed to be a single-member disregarded entity. Accordingly, Company earnings are taxable to the member directly, and therefore no tax provision is made in these financial statements.

Prior to April 1, 2000, the Company was a party to an intercompany tax sharing arrangement with an affiliate of its former parent. At the time of the creation of the CitiStreet joint venture the intercompany tax agreement was discontinued and all amounts due or receivable were settled. Federal and state income tax expense recognized prior to April 1, 2000 was $35,769 and is included in other expenses for the year ended December 31, 2000.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $877,232 which is $864,714 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1 at December 31, 2001.

The Company had entered into a Subordinated Demand Note Collateral Agreement with The Travelers Insurance Group Inc. collateralized by marketable securities with a face value of $350,000 and a current market value of $357,001 which are held by The Travelers Insurance Group Inc. Such agreement, amended as of March 24, 1998, is scheduled to mature on March 31, 2004 and provides the Company with additional capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability "Note payable under a subordinated demand note collateral agreement" is subordinated to the claims of general creditors and is noninterest bearing. To the extent that the subordinated borrowings are required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

(9) Rules 15c3-3 and 17a-13

In accordance with the National Association of Securities Dealers, Inc., the Company is exempt from the provisions of Rule 15c3-3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(1) thereof and from Rule 17a-13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.

CITISTREET EQUITIES LLC

Computation of Net Capital Computed Under Rule 15c-3-1
of the Securities and Exchange Commission

As of December 31, 2001

		2001
Net capital:		
Total member's capital	$	3,012,345
Additions:		
Liabilities subordinated to claims of general creditors – note payable under a secured demand note collateral agreement		300,000
Deductions:		
Due from affiliate		(2,435,113)
Net capital	$	877,232
Aggregated indebtedness	$	187,768
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	$	12,518
Excess net capital over requirement	$	872,232
Excess net capital at 1000 percent	$	853,455
Ratio of aggregate indebtedness to net capital		0.21 to 1

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited FOCUS Form X-17a-5, Part IIA filed on January 24, 2002, as of December 31, 2001.



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
CitiStreet Equities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of CitiStreet Equities LLC (formerly Copeland Equities, Inc.) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in



accordance with auditing standards generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

KPMG LLP

February 25, 2002

KPMG


RECEIVED
MAR 01 2002
143

CITISTREET EQUITIES LLC

Financial Statements and Supplementary Information

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Controls)